Exhibit 4.2

FIRST AMENDMENT TO 382 RIGHTS AGREEMENT

This First Amendment, dated as of November 25, 2024 (this “Amendment”), to the 382 RIGHTS AGREEMENT, dated as of December 1, 2021 (the “Agreement”), is made between GlassBridge Enterprises, Inc., a Delaware corporation (the “Company”), and Equiniti Trust Company, LLC, a financial services company (the “Rights Agent”). Capitalized terms not otherwise defined herein shall have the meanings given to such terms in the Agreement.

WHEREAS, pursuant to Section 27 of the Agreement, the Company may from time to time prior to such time as any Person becomes an Acquiring Person supplement or amend the Agreement in accordance with the provisions of Section 27 of the Agreement.

WHEREAS, as of the date hereof, no Person has become an Acquiring Person.

WHEREAS, the Board of Directors of the Company has determined that it is in the best interests of the Company and its stockholders to amend the Agreement to (i) extend the Final Expiration Date, (ii) expand the definition of “Acquiring Person” and exclude Existing Holder from the definition of “Acquiring Person,” (iii) expand the definition of “Exempt Person” and (iv) delete the definition of “Existing Holder.”

NOW, THEREFORE, in consideration of the premises and mutual agreements herein set forth, the Company and the Rights Agent hereby amend the Agreement as follows:

Section 1. Amendment to Section 1(a) of the Agreement. Section 1(a) of the Agreement is hereby amended by deleting and replacing it in its entirety with the following:

“(a) “Acquiring Person” shall mean any Person (1) who or which, together with all Affiliates and Associates of such Person, is or becomes the Beneficial Owner of 4.90% or more of the Outstanding Shares, regardless whether such Person continues to be the Beneficial Owner of 4.90% or more of the Outstanding Shares or (2) whose acquisition of Outstanding Shares causes an increase in the ownership of Outstanding Shares, as determined for purposes of Section 382 of the Code, by one or more “5-percent shareholders” (within the meaning of Section 382(k)(7) of the Code) that the Board determines, in its sole and absolute discretion, could have a material adverse impact on the ability of the Company to utilize the Tax Benefits; provided, however, that an “Acquiring Person” shall not include an Exempt Person. Notwithstanding the foregoing: (A) no Person shall become an “Acquiring Person” solely as a result of (w) a reduction in the number of Outstanding Shares due to the repurchase of shares of Common Stock by the Company for cash or any other consideration, (x) a dividend or distribution paid or made by the Company on the outstanding shares of Common Stock or pursuant to a split or subdivision of the outstanding shares of Common Stock, (y) the exercise of any options, warrants, rights or similar interests (or the issuance of shares of restricted stock) granted by the Company to its directors, officers and employees and/or (z) an Exempt Transaction; and (B) if the Board determines in good faith that a Person who would otherwise be an “Acquiring Person” has become such inadvertently, and such Person divests as promptly as practicable (as determined by the Board) or enters into a written agreement with the Company to divest a sufficient number of shares of Common Stock, in the manner determined by the Board in its sole discretion, so that such Person would no longer be an “Acquiring Person”, then such Person shall not be deemed to be or have become an “Acquiring Person” at any time for any purposes of this Agreement.”

Section 2. Amendment to Section 1(o) of the Agreement. Section 1(o) of the Agreement is hereby amended by deleting and replacing it in its entirety with the following:

“(o) “Exempt Person” shall mean the Company or any Subsidiary of the Company, any person to the extent so designated by the Board and any employee benefit plan of the Company, or of any Subsidiary of the Company or any Person or entity organized, appointed or established by the Company for or pursuant to the terms of any such plan.”

Section 3. Amendment to Section 1(q) of the Agreement. Section 1(q) of the Agreement is hereby amended by deleting and replacing it in its entirety with the following:

“(q) [Reserved].”

Section 4. Amendment to Section 1(s) of the Agreement. Section 1(s) of the Agreement is hereby amended by deleting and replacing it in its entirety with the following:

“(s) “Final Expiration Date” shall mean the date upon which the Rights expire and shall be 5:00 P.M., New York City time on December 1, 2027, unless the Rights are previously redeemed, exchanged or terminated. “

Section 5. References to “December 1, 2024” in the Form of Rights Certificate (Exhibit B to the Agreement) and in the SUMMARY OF RIGHTS TO PURCHASE STOCK UNDER 382 RIGHTS AGREEMENT (Exhibit C to the Agreement) shall be deemed to be references to “December 1, 2027”.

Section 6. Exclusion of the Acquiring Person in the SUMMARY OF RIGHTS TO PURCHASE STOCK UNDER 382 RIGHTS AGREEMENT (Exhibit C to the Agreement) shall be deemed to delete “or (ii) any person that, as of December 1, 2021, is the beneficial owner of 4.90% or more of the outstanding shares of Common Stock (such person, an “Existing Holder”) unless and until such Existing Holder acquires beneficial ownership of additional shares of Common Stock in an amount in excess of 0.5% of the outstanding shares of Common Stock (other than pursuant to a dividend or distribution paid or made by the Company on the outstanding shares of Common Stock or pursuant to a split or subdivision of the outstanding shares of Common Stock) and after such acquisition is the beneficial owner of 4.90% or more of the then outstanding shares of Common Stock.”

Section 7. Ratification of Agreement; Effect of Amendment. Except to the extent expressly modified herein, all of the terms, covenants and other provisions of the Agreement are hereby ratified and confirmed and shall continue to be in full force and effect in accordance with their respective terms. In the event of any conflict or inconsistency between the terms of this Amendment and the terms of the Agreement, the terms of this Amendment will control. From and after the date of this Amendment, all references to the Agreement (whether in the Agreement, in this Amendment or otherwise) shall refer to the Agreement as amended by this Amendment.

Section 8. Governing Law. This Amendment shall be deemed to be a contract made under the laws of the State of Delaware and for all purposes shall be governed by and construed in accordance with the laws of such State applicable to contracts to be made and performed entirely within such State.

Section 9. Counterparts. This Amendment may be executed in one or more counterparts, and counterparts may be exchanged by electronic transmission, each of which will be deemed an original, but all of which together constitute one and the same instrument.

Section 10. Headings. The headings contained in this Amendment are included for purposes of convenience only, and will not affect the meaning or interpretation of this Amendment.

[Signature page follows.]

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IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed, all as of the day and year first above written.

GLASSBRIDGE ENTERPRISES, INC.

By:	/s/ Daniel Strauss
Name:	Daniel Strauss
Title:

EQUINITI TRUST COMPANY

By:	/s/ Erik Amundson
Name:	Erik Amundson
Title:	AVP, Relationship Manager